Mail Stop 3561

October 3, 2005


Via U.S. Mail

Mr. Jirka Rysavy
Chief Executive Officer
Gaiam, Inc.
360 Interlocken Boulevard
Broomfield, Colorado 80021


	RE:	Gaiam, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 3, 2005
		File No. 0-27517

Dear Mr. Rysavy:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 15
Year Ended December 31, 2004 compared to year ended December 31,
2003, page 17

1. We note the reason for the increase in selling and operating expense in both 2004 and 2003 was due to the doubling of the sales force in the business segment. Please tell us more about your increase in sales staff in two consecutive years despite the decrease in overall revenues and in the business segment. In future filings, please disclose the reasons for the rapid growth of the sales force and impact this is currently having and expected to have on your revenues and gross profit.


Notes to Consolidated Financial Statements, page 28
Note 1. Summary of Significant Accounting Policies, page 28
Long-lived Assets, page 30

2. Given the significant level of operating losses and net losses experienced during the past two fiscal years and the fact that losses have continued to be incurred in 2005, please explain in further detail how the Company has determined that its various categories of long-lived assets, including goodwill, property, plant and equipment, capitalized production costs and media library were not impaired at
December 31, 2004 or in subsequent reporting periods. As part of your response, you should explain in detail how each category of long-lived assets was evaluated for impairment, including the methods used in determining fair values and any other significant or relevant assumptions. Your response should also indicate whether projected sales and profit margins used in your analysis are expected to improve in future periods and your basis for assuming these improvements. We may have further comment upon receipt of your response.


Note 2. Mergers and Acquisitions, page 33

3. Please tell us and explain in future filings why only a very small portion of the purchase price for the acquisition of the 50.1% interest in Leisure Systems International was allocated to identifiable intangible assets other than goodwill. Similarly, explain why none of the purchase price for the catalogue company acquired during 2002 was allocated to intangible assets other than goodwill. As part of your response, please explain how the fair value of the various assets acquired and liabilities assumed was determined for purposes of allocating the purchase price and explain what consideration was given to allocating the purchase price to other intangibles such as customer lists, customer relationships, trademarks, etc. Also, tell us and disclose in future filings the factors that contributed to a purchase price resulting in recognition of goodwill. Refer to the requirements of paragraph 51b of SFAS No.141.

4. Additionally, please revise future filings to include an analysis of the changes in the carrying amount of goodwill that occurred during the period as required by paragraph 45c of SFAS No.142.


Note 7. Stockholders` Equity, page 36

5. Please further explain the redemption of Gaiam.com stock in
2003
and why gains were recorded in the statement of cash flows for each of the years presented. Include details of the transactions including all prices of the stock and redemption dates. Also, explain how any gains recognized were determined

6. In a related matter, please tell us more concerning the liabilities recorded in 2002 and 2003 for the issuances of stock related to the Gaiam.com purchase. As part of your response please explain the terms under which the 200,000 shares of Class A common stock were issuable and include journal entries in your response. Also, please explain why the company repurchased rights to 100,000 of theses shares in 2003 and indicate the nature and amount of the consideration paid or issued to reacquire these rights.


Note 9. Segment and Geographic Information, page 39

7. Please tell us what amounts you have included in the determination of long-lived assets by geographic region. Include in your response how amounts classified as long-lived assets comply with the scope of
SFAS 144, paragraphs 3 through 5. Additionally, revise future filings to include a reconciliation of the long-lived assets allocated to your segments to that reflected in the company`s balance sheet as of each period presented. Refer to the requirements of paragraphs 32(c) and (d) of SFAS 131.

*    *    *    *


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of
1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at (202) 551-3624 or me at (202)
551-
3813 if you have questions.

Sincerely,



Linda Cvrkel
Branch Chief

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Mr. Jirka Rysavy
Gaiam, Inc.
September 29, 2005
Page 1